SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

MFC Industrial Ltd.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
55278T105
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 8, 2014*
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 10 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*Voluntary filing.

CUSIP No.	55278T105	13D/A2	Page 2 of 10

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,394,845
	8	SHARED VOTING POWER
198,330
	9	SOLE DISPOSITIVE POWER
2,394,845
	10	SHARED DISPOSITIVE POWER
198,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,593,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%

14	TYPE OF REPORTING PERSON*
IN-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A2

This constitutes Amendment No. 2 (the “Amendment No. 2”) to the statement on Schedule 13D filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed December 6, 2013 (the “Statement”), relating to the common stock (the “Common Stock”), of MFC Industrial Ltd. (the “Company”). The Company’s principal executive offices are located at Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-1 (“Trust A-1”), and Trust A-4 (“Trust A-4” and, together with Trust A-1, the “Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, two of which are Trust A-1 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-1 were purchased with funds generated and held by Trust A-1. The aggregate purchase price for the shares of Common Stock purchased by Trust A-1 was approximately $320,587.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $5,610,979.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $420,211.00.

Mr. Miller is the managing member of Milfam LLC, an Ohio limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of Milfam LLC were purchased with funds generated and held by Milfam LLC. The aggregate purchase price for the shares of Common Stock purchased by Milfam LLC was approximately $108,515.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to a partnership agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $2,273,317.00.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was approximately $144,257.00.

Milfam LLC is the manager of AMIL of Ohio, LLC (“AMIL”), an Ohio limited liability company established pursuant to the Operating Agreement of AMIL of Ohio, LLC, effective as of May 14, 2010. All of the Shares Mr. Miller is deemed to beneficially own as Manager of Milfam LLC, which is the manager of AMIL, were purchased with money generated and held by AMIL. The aggregate purchase price for the shares of Common Stock purchased by AMIL was approximately $9,650.00.

Mr. Miller is the authorized agent of a certain brokerage account for the benefit of Lloyd I. Miller, IV (the “Brokerage Account”). All of the Shares held by Brokerage Account were purchased with funds generated and held by Brokerage Account. The aggregate purchase price for the shares of Common Stock purchased by the Brokerage Account was approximately $9,650.00.

Mr. Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller. The aggregate purchase price for the shares of Common Stock purchased by the IRA was approximately $1,092.00.

Mr. Miller is the trustee for a certain generation skipping trust, Catherine Miller GST (the “Catherine GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Catherine GST were purchased with funds generated and held by the Catherine GST. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of the Catherine GST was approximately $743,644.00.

Mr. Miller is the trustee for a certain generation skipping trust, Kimberly Miller GST (the “Kimberly GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Kimberly GST were purchased with funds generated and held by the Kimberly GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of the Kimberly GST was approximately $115,324.00.

Mr. Miller is the co-trustee of a trust (“Crider GST”). All of the Shares Mr. Miller is deemed to beneficially own as the co-trustee for Crider GST were purchased with funds generated and held by the Crider GST. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Crider GST was approximately $837,625.00.

Mr. Miller is the trustee for a certain generation skipping trust, Lloyd I. Miller, III GST (the “Lloyd GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Lloyd GST were purchased with funds generated and held by the Lloyd GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of the Lloyd GST was approximately $325,003.00.

Mr. Miller is the custodian to a certain custodian account created for the benefit of Luke Miller (the “Luke Account”). All of the Shares Mr. Miller is deemed to beneficially own as the custodian to the Luke Account were purchased with money generated and held by the Luke Account. The aggregate purchase price for the shares of Common Stock purchased by Luke Account was approximately $3,860.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT I (T8) (“MILGRAT I (T8)”), dated as of October 24, 2011, Mr. Miller was named as the trustee to MILGRAT I (T8). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT I (T8) were contributed to MILGRAT I (T8) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (U9) (“MILGRAT (U9)”), dated as of January 14, 2014, Mr. Miller was named as the trustee to MILGRAT (U9). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (U9) were contributed to MILGRAT (U9) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (V9) (“MILGRAT (V9)”), dated as of January 29, 2014, Mr. Miller was named as the trustee to MILGRAT (V9). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (V9) were contributed to MILGRAT (V9) by its grantor, Catherine C. Miller.

Mr. Miller shares investment and dispositive power with a family member over Shares held by the a certain Custodian Managed Account established pursuant to a certain PNC Advisors Custody Agreement dated as of December 9, 2003 (“Custody Account”). All of the Shares held by Custody Account were purchased with funds generated and held by Custody Account. The aggregate purchase price for the shares of Common Stock purchased by the Custody Account was approximately $87,370.00.

Mr. Miller is the grantor and co-trustee of a trust in favor of Alexandra Miller and Lloyd I. Miller, IV (the “KSMTR”). As investment counsel, Miller may exercise sole rights to vote and dispose of Shares. The purchase price for the Shares held by the KSMTR was approximately $309,587.00.

Mr. Miller shares investment and dispositive power with his spouse (the “Spouse Account”). All of the Shares held by the Spouse Account were purchased with funds generated and held by the Spouse Account. The aggregate purchase price for the shares of Common Stock purchased by the Spouse Account was approximately $162,651.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $6,272.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The shares of Common Stock covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor. The purpose of this Amendment No. 2 is to report that Mr. Miller, as a long-term investor with significant holdings of Common Stock of the Company, has a strong economic interest in the Company’s business strategies, cost structure and governance. Mr. Miller is moderately pleased to see the compromises effected in December 2013 regarding the proxy contest, and continues to evaluate the Company’s governance and financial performance and to consider the best alternatives to build shareholder value.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 2,593,175 shares of Common Stock, which is equal to approximately 4.1% of the outstanding shares, based on 62,552,126 shares of Common Stock outstanding, as reported in the Company’s Form 20-F filed on March 31, 2014. As of the date hereof, 82,701 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-1, 935,199 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 55,313 of such beneficially owned shares of Common Stock are owned of record by Trust D, 330,030 of such beneficially owned shares of Common Stock are owned of record by Milfam II, 64,605 of such beneficially owned shares of Common Stock are owned of record by MILGRAT I (T8), 427,958 of such beneficially owned shares of Common Stock are owned of record by MILGRAT (U9), 307,224 of such beneficially owned shares of Common Stock are owned of record by MILGRAT (V9), 19,908 of such beneficially owned shares of Common Stock are owned of record by LIMFAM LLC, 5,453 of such beneficially owned shares of Common Stock are owned of record by AMIL, 97,447 of such beneficially owned shares of Common Stock are owned of record by Catherine GST, 14,806 of such beneficially owned shares of Common Stock are owned of record by Kimberly GST, 107,473 of such beneficially owned shares of Common Stock are owned of record by Crider GST, 42,914 of such beneficially owned shares of Common Stock are owned of record by Lloyd GST, 259 of such beneficially owned shares of Common Stock are owned of record by IRA, 2,181 of such beneficially owned shares of Common Stock are owned of record by Luke Account, 14,408 of such beneficially owned shares of Common Stock are owned of record by MILFAM LLC, 5,453 of such beneficially owned shares of Common Stock are owned of record by the Brokerage Account, 13,544 of such beneficially owned shares of Common Stock are owned of record by the Custody Account, 40,754 of such beneficially owned shares of Common Stock are owned of record by KSMTR, 22,000 of such beneficially owned shares of Common Stock are owned of record by Spouse Account, and 3,545 of such beneficially owned shares of Common Stock are owned of record by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares of Common Stock held of record by Trust A-1, Trust A-4, AMIL, MILGRAT I (T8), MILGRAT (U9), MILGRAT (V9), Catherine GST, Kimberly GST, Lloyd GST, KSMTR, IRA, Luke Account, MILFAM LLC, Milfam II, LIMFAM LLC, the Brokerage Account and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D, Crider GST, the Spouse Account and the Custody Account.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
April 2, 2014	40,900	$8.0062721
April 3, 2014	1,374	$7.98
April 3, 2014	10,000	$8.00
April 4, 2014	36,094	$7.88463
April 7, 2014	12,000	$7.8491
April 7, 2014	16,190	$7.81224
April 8, 2014	12,000	$7.80
April 10, 2014	12,000	$7.70
April 10, 2014	32,000	7.70375
April 11, 2014	30,000	$7.60593
April 14, 2014	5,292	$7.55
April 15, 2014	20,780	$7.53
April 16, 2014	35,928	$7.4921665
April 24,2014	5,000	$7.60
April 24, 2014	14,000	$7.5386
April 25, 2014	12,000	$7.46

	Trust D
Date of Transaction	Number of Shares Purchased	Price Per Share
March 31, 2014	9,716	$7.81
April 1, 2014	40,626	$7.998195

	Crider GST
Date of Transaction	Number of Shares Purchased	Price Per Share
April 1, 2014	14,000	$8.0004
April 7, 2014	10,000	$7.82
April 22, 2014	8,086	$7.61011
April 25, 2014	17,122	$7.461
May 5, 2014	10,000	$7.32

	Catherine GST
Date of Transaction	Number of Shares Purchased	Price Per Share
April 1, 2014	14,000	$8.0004
April 11, 2014	7,000	$7.5699
April 16, 2014	20,000	$7.50
April 21, 2014	3,303	$7.50
May 1, 2014	8,093	$7.38

	KSMTR
Date of Transaction	Number of Shares Purchased	Price Per Share
April 3, 2014	8,000	$7.95
April 17, 2014	1,566	$7.50
April 28, 2014	9,110	$7.42744

	Lloyd GST
Date of Transaction	Number of Shares Purchased	Price Per Share
April 23, 2014	7,914	$7.59

	Kimberly GST
Date of Transaction	Number of Shares Purchased	Price Per Share
April 24, 2014	8,806	$7.5363

	LIMFAM LLC
Date of Transaction	Number of Shares Purchased	Price Per Share
April 28, 2014	12,300	$7.419

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2014

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III